March 31, 2015

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Barbara C. Jacobs, Assistant Director

Re:                             Wowo Limited.

Registration Statement on Form F-1

File No. 333-201413

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Axiom Capital Management, Inc., as representatives of the several underwriters, hereby joins Wowo Limited in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on Tuesday, March 31, 2015, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, please be advised that between February 4, 2015 and the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated February 4, 2015 (the “Preliminary Prospectus”):

No. of Copies

Institutions	350
Individuals	750

Total	1,100

This is to further advise you that the underwriters have complied with and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Preliminary Prospectus.

By: AXIOM CAPITAL MANAGEMENT, INC.

By:	/s/ Michael Jacobs
	Name:	Michael Jacobs
	Title:	MD, Head of Equity
Capital Markets

[Signature Page to Underwriters’ Acceleration Request]